Mail Stop 7010

      June 13, 2005



Tom Djokovich, President and Acting CFO
Xsunx, Inc.
65 Enterprise
Aliso Viejo, CA 92656

      Re:	Xsunx, Inc.
      Form 10-KSB/A for Fiscal Year Ended September 30, 2004
		Filed May 13, 2005
		Form 10-QSB/A for Fiscal Quarter Ended December 31, 2004
		Filed June 9, 2005
		File No. 0-29621

Dear Mr. Djokovich:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at
(202) 824-5478 or, in his absence, to the undersigned at (202)
824-
5373.

								Sincerely,



								John Cash
								Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE